Exhibit 28.1

For Immediate Release	PRESS RELEASE

December 20, 2002

Contact:    Medstone International, Inc.
         100 Columbia, Suite 100
         Aliso Viejo, CA 92656
         (949) 448-7700, Ext. 2235
         David V. Radlinski, Chairman and CEO
         david@medstone.com

MEDSTONE DIVESTS INTEREST IN MEDICREDIT

ALISO VIEJO, California, December 20, 2002 — Medstone International, Inc. (NASDAQ: MEDS) today announces that it has completed a transaction regarding its investment in Medicredit.com, Inc. The Company has received a total of $1 million in cash for a combination of its 46% holding of Medicredit stock and the loan balance outstanding.

About Medstone International, Inc.

Medstone is the leading distributor, manufacturer and fee-per-procedure service provider of lithotripters in the U.S. Medstone’s lithotripter is the first device approved in the U.S. to treat kidney stones and gallstones.

In addition, it manufactures and distributes urology tables, patient handling tables and broad line of X-ray equipment, including state of the art direct digital systems. For more information, visit the Company’s website at www.medstone.com

Forward-looking statements in this press release, including without limitation, statements relating to the Company’s intention to expand its Fee-For Service Program are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including those related to the Company’s ability to continue to expand its operations. Other risks and uncertainties related to the Company’s operations and financial condition are indicated in the Company’s most recent Annual Report on Form 10-K and in the Company’s other filings with the Securities and exchange Commission.

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